Community Choice Financial Inc.

7001 Post Road, Suite 200
Dublin, Ohio 43016

September 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Community Choice Financial Inc.
Registration Statement on Form S-4

Filed June 22, 2012, as amended on August 15, 2012 and September 11, 2012
File No. 333-182290

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Community Chooice Financial Inc. (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-182290) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 1:00 p.m. (New York City time) on September 20, 2012 or as soon thereafter as is practicable.

The Registrants acknowledge that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Bridgette Roman, Senior Vice President, Secretary and General Counsel of the Registrant at (614) 798-5900.

*              *              *

Thank you for your attention to this matter.

Very truly yours,

COMMUNITY CHOICE FINANCIAL INC.

By:	/s/ Michael Durbin
	Name:	Michael Durbin
	Title:	Chief Financial Officer

Annex A

Co-Registrant	I.R.S. Employer Identification Number
ARH-Arizona, LLC	27-2570561
BCCI CA, LLC	20-8756962
BCCI Management Company	31-1745261
Buckeye Check Cashing II, Inc.	31-1482037
Buckeye Check Cashing of Arizona, Inc.	31-1715170
Buckeye Check Cashing of California, LLC	20-5738249
Buckeye Check Cashing of Florida, Inc.	31-1705930
Buckeye Check Cashing of Illinois, LLC	27-4614574
Buckeye Check Cashing of Kansas, LLC	20-4887219
Buckeye Check Cashing of Kentucky, Inc.	20-2310420
Buckeye Check Cashing of Michigan, Inc.	20-1286211
Buckeye Check Cashing of Missouri, LLC	20-4887280
Buckeye Check Cashing of Texas, LLC	26-0359272
Buckeye Check Cashing of Utah, Inc.	20-1430197
Buckeye Check Cashing of Virginia, Inc.	41-2032804
Buckeye Check Cashing, Inc.	31-1195792
Buckeye Commercial Check Cashing of Florida, LLC	26-0270715
Buckeye Credit Solutions, LLC	26-3293792
Buckeye Lending Solutions of Arizona, LLC	27-0869281
Buckeye Lending Solutions, LLC	26-3042009
Buckeye Small Loans, LLC	26-2643235
Buckeye Title Loans of California, LLC	20-8106621
Buckeye Title Loans of Kansas, LLC	20-5566344
Buckeye Title Loans of Missouri, LLC	20-4950168
Buckeye Title Loans of Utah, LLC	20-4677945
Buckeye Title Loans of Virginia, LLC	20-4678002
Buckeye Title Loans, Inc.	20-3771897
California Check Cashing Stores, LLC	20-5371754
Cash Central of Alabama, LLC	20-3075331
Cash Central of Alaska, LLC	20-3052199
Cash Central of California, LLC	20-3133378
Cash Central of Delaware, LLC	20-3224184
Cash Central of Hawaii, LLC	20-3515396
Cash Central of Idaho, LLC	20-3133324
Cash Central of Kansas, LLC	20-3052220
Cash Central of Minnesota, LLC	20-3390170
Cash Central of Missouri, LLC	20-3071030
Cash Central of Nevada, LLC	20-3416474
Cash Central of North Dakota, LLC	20-3279738
Cash Central of South Dakota, LLC	20-3096791
Cash Central of Texas, LLC	20-4998356
Cash Central of Utah, LLC	20-3052693
Cash Central of Washington, LLC	20-3036545

Cash Central of Wyoming, LLC	20-3297792
Cash Central of Wisconsin, LLC	20-3036580
CCCIS, Inc.	20-4040950
CCCS Corporate Holdings, Inc.	20-5491360
CCCS Holdings, LLC	20-5371704
CheckSmart Financial Company	20-4882314
Checksmart Financial Holdings Corp.	20-4882400
CheckSmart Financial, LLC	20-8514088
Checksmart Money Order Services, Inc.	26-4295132
Community Choice Family Insurance Agency, LLC	45-3199757
CS-Arizona, LLC	27-2563500
Direct Financial Solutions, LLC	20-3052679
Express Payroll Advance of Ohio, Inc.	20-2918150
Fast Cash, Inc.	77-0037914
First Virginia Credit Solutions, LLC	27-1097140
First Virginia Financial Services, LLC	26-4560641
Hoosier Check Cashing of Ohio, Ltd	35-1965352
Insight Capital, LLC	61-1455384
National Tax Lending, LLC	27-4286061
Reliant Software, Inc.	20-5934040